Exhibit 99.1

Condensed Interim Consolidated Financial Statements

For the Three and Six Months ended June 30, 2026 and 2025

(Expressed in thousands of US dollars)

(Unaudited)

SANTACRUZ SILVER MINING LTD.

Condensed Interim Consolidated Statements of Financial Position

As at June 30, 2026 and December 31, 2025

(Unaudited)

(Expressed in thousands of US dollars)

Notice of no auditor review of condensed interim consolidated financial statements

Pursuant to National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed interim consolidated financial statements of Santacruz Silver Mining Ltd. for the three months and six months ended June 30, 2026, have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with the standards established by the Chartered Professional Accountants of Canada for a review of interim financial statements by an entity’s auditor.

August 14, 2026

	Note	June 30, 2026	December 31, 2025
		$	$
ASSETS
Current
Cash and cash equivalents	4	50,398	44,267
Marketable securities	20	16,621	16,662
Trade and other receivables	5	100,263	88,399
Inventories	6	71,876	57,517
Prepaid expenses and deposits		17,132	14,055
		256,290	220,900

Marketable securities	20	5,800	5,800
Trade and other receivables	5	47,147	36,249
Mineral properties, plant and equipment	7	157,091	160,558
Goodwill	7	15,466	15,466
Deferred income tax asset	18	8,387	6,798
Total assets		490,181	445,771

LIABILITIES
Current
Trade payables and accrued liabilities	8	40,080	47,402
Deferred revenue		12,426	-
Loans payable	10	44,968	50,642
Current income taxes payable	18	64,311	49,470
Other liabilities	11	7,777	8,876
Decommissioning and restoration provision	12	606	822
		170,168	157,212

Trade payables and accrued liabilities	8	6,139	7,167
Consideration payable	9	35,066	20,243
Loans payable	10	200	1,344
Other liabilities	11	15,830	20,541
Decommissioning and restoration provision	12	20,639	35,194
Deferred income tax liability	18	29,051	25,012
Total liabilities		277,093	266,713

SHAREHOLDERS’ EQUITY
Share capital	13	148,830	146,166
Equity reserves	13	7,568	6,677
Retained earnings		56,690	26,215
Total shareholders’ equity		213,088	179,058
Total liabilities and shareholders’ equity		490,181	445,771

Subsequent event (note 10(d), 13(e), 13(f), 13,(g))

Approved and authorized for issue on behalf of the Board of Directors on August 14, 2026:

“Arturo Préstamo Elizondo”	“Larry Okada”
Director	Director

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

3

SANTACRUZ SILVER MINING LTD.

Condensed Interim Consolidated Statements of Comprehensive Income

For the Three and Six Months ended June 30, 2026 and 2025

(Unaudited)

(Expressed in thousands of US dollars)

		Three months ended June 30,		Six months ended June 30,
	Note	2026	2025	2026	2025
		$	$	$	$

Revenues	14	113,458	73,295	240,987	143,609
Mine operating costs
Cost of sales	15	(54,523)	(42,568)	(131,886)	(80,446)
Depreciation, depletion and amortization	7	(7,796)	(5,439)	(15,093)	(10,016)
Gross profit		51,139	25,288	94,008	53,147

General and administrative expenses	16	(5,767)	(3,957)	(13,365)	(8,877)
Share-based compensation expense	13	(619)	(1,349)	(1,148)	(1,508)
Operating income		44,753	19,982	79,495	42,762

Other income	17	1,300	(51)	3,460	2,037
Loss on change in fair value of consideration payable	9	(15,788)	(1,034)	(14,823)	(2,979)
Foreign exchange gain		7,807	3,144	14,849	9,378
Income before tax		38,072	22,041	82,981	51,198

Income tax expense	18	(36,067)	(1,064)	(52,506)	(20,770)
Net income for the period		2,005	20,977	30,475	30,428

Other comprehensive income that may be reclassified subsequently to net income or loss:
Unrealized (loss) gain on marketable securities		(68)	177	(298)	177
Currency translation differences		753	(805)	1,603	(483)
Comprehensive income for the period		2,690	20,349	31,780	30,122

Net income per share:
Basic	23	0.02	0.24	0.33	0.34
Diluted	23	0.02	0.22	0.32	0.33

Weighted average number of common shares:
Basic	23	92,666,724	88,967,382	92,423,038	88,965,643
Diluted	23	94,053,260	93,451,548	93,809,574	93,449,809

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

4

SANTACRUZ SILVER MINING LTD.

Condensed Interim Consolidated Statements of Cash Flows

For the Three and Six Months ended June 30, 2026 and 2025

(Unaudited)

(Expressed in thousands of US dollars)

		Three months ended June 30,		Six months ended June 30,
	Note	2026	2025	2026	2025
		$	$	$	$
Operating activities:
Net income for the period		2,005	20,977	30,475	30,428
Items not affecting cash:
Depreciation, depletion and amortization	7	7,796	5,439	15,093	10,016
Other income	24	1,470	916	2,700	1,231
Loss on change in fair value of consideration payable	9	15,788	1,034	14,823	2,979
Share-based compensation expense	13	619	1,349	1,148	1,508
Foreign exchange gain		(5,144)	2,207	(10,681)	(20,038)
Gain on change in estimate of decommissioning provisions	12	(6,505)	-	(6,505)	-
Income tax expense	18	36,067	1,064	52,506	20,770
Operating cash flows before non-cash working capital		52,096	32,986	99,559	46,894
Changes in non-cash working capital:
Trade and other receivables	5	(11,065)	(478)	(21,785)	49,492
Inventories	6	(17,053)	(1,081)	(14,359)	(5,290)
Prepaid expenses and deposits		(9,326)	(3,718)	(3,077)	(2,696)
Trade payables and accrued liabilities	8	(3,101)	3,443	(8,350)	(5,655)
Deferred revenue		12,426	-	12,426	-
Current income taxes payable	18	(3,682)	(264)	(35,215)	(32,082)
Other liabilities	11	(4,917)	5,735	(5,004)	(11,413)
Decommissioning and restoration provision	12	(12)	(3,752)	(55)	(90)
Net cash generated by operating activities		15,366	32,871	24,140	39,160

Investing activities:
Expenditures on mineral properties, plant and equipment	7	(6,513)	(4,809)	(16,371)	(12,084)
Proceeds on disposition of mineral properties, plant and equipment	7	82	(118)	82	312
Purchases of marketable securities	20	(5,736)	(22,621)	(12,786)	(22,621)
Maturities of marketable securities	20	5,479	4,926	12,529	4,926
Payment of consideration payable for acquisition of Sinchi Wayra	9	-	(7,500)	-	(17,500)
Net cash used in investing activities		(6,688)	(30,122)	(16,546)	(46,967)

Financing activities:
Proceeds from exercise of options	13	475	-	1,102	-
Proceeds from loans payable	10	30,622	10,502	54,969	44,057
Repayments of loans payable	10	(32,051)	(5,148)	(56,662)	(30,500)
Lease payments on plant and equipment	11	-	(722)	(834)	(1,559)
Net cash provided by (used in) financing activities		(954)	4,632	(1,425)	11,998

Effect of exchange rate on changes in cash		23	89	(38)	85
Net change in cash and cash equivalents		7,747	7,470	6,131	4,276
Cash and cash equivalents – beginning of period	4	42,651	32,527	44,267	35,721
Cash and cash equivalents – end of period		50,398	39,997	50,398	39,997
Cash paid during the period for:
Interest expense		1,370	223	2,455	436
Income taxes		7,130	3,628	43,161	22,865
Supplemental cash flow information (Note 24)

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

5

SANTACRUZ SILVER MINING LTD.

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity

For the Six Months ended June 30, 2026 and 2025

(Unaudited)

(Expressed in thousands of US dollars, except number of shares)

	Share Capital		Equity reserves
	Shares	Amount	Share-based compensation reserve	Contributed surplus	Accumulated other comprehensive loss	Total equity reserves	Retained earnings (deficit)	Total shareholders’ equity
	#	$	$	$	$	$	$	$

Balance, December 31, 2024	88,963,885	139,080	9,269	1,949	(2,944)	8,274	(16,007)	131,347
Shares issued from vesting of RSUs	79,585	229	(229)	-	-	(229)	-	-
Share-based compensation expense	-	-	1,508	-	-	1,508	-	1,508
Comprehensive income	-	-	-	-	(306)	(306)	30,428	30,122
Balance, June 30, 2025	89,043,470	139,309	10,548	1,949	(3,250)	9,247	14,421	162,977

Balance, December 31, 2025	91,962,128	146,166	7,946	1,949	(3,218)	6,677	26,215	179,058
Shares issued from exercise of options	751,487	1,987	(885)	-	-	(885)	-	1,102
Shares issued from vesting of RSUs	151,669	318	(318)	-	-	(318)	-	-
Shares issued from vesting of PSUs	125,000	359	(359)	-	-	(359)	-	-
Share-based compensation expense	-	-	1,148	-	-	1,148	-	1,148
Comprehensive income	-	-	-	-	1,305	1,305	30,475	31,780
Balance, June 30, 2026	92,990,284	148,830	7,532	1,949	(1,913)	7,568	56,690	213,088

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

6

SANTACRUZ SILVER MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and Six Months ended June 30, 2026 and 2025

(Unaudited)

(Expressed in thousands of US dollars, unless otherwise noted)

1.	NATURE OF OPERATIONS

Santacruz Silver Mining Ltd. (the “Company” or “Santacruz”) was incorporated pursuant to the Business Corporations Act of British Columbia on January 24, 2011. The Company’s registered office is located at 1111 West Hastings Street, 15th Floor, Vancouver, British Columbia, Canada V6E 2J3. The Company is listed for trading on the TSX Venture Exchange (“TSX-V”) under the symbol “SCZ” and on the Nasdaq Capital Market (“NASDAQ”) under the symbol “SCZM”.

The Company is engaged in the operation, acquisition, exploration and development of mineral properties in Latin America, with a primary focus on silver and zinc, but also including lead and copper. The company also generates sales revenue from ore processing that come from the sale of metal concentrates obtained from processing ore purchased from third-party miners in Bolivia.

As at June 30, 2026, the Company had interests in, including mining concession rights, to the following:

●	Sinchi Wayra S.A. (“Sinchi Wayra”), Sociedad Minero Metalurgico Reserva Ltda. and Sociedad Minera Illapa S.A. (“Illapa”) which consist of the following mineral properties and businesses located in Bolivia: the producing Tres Amigos and Colquechaquita mines, collectively the (“Caballo Blanco Group”); the producing Bolivar and Porco mines held under a net operating cash flow interest agreement with Corporación Minera de Bolivia (“COMIBOL”), a Bolivian state-owned entity; the Soracaya exploration project (“Soracaya Project”); the Reserva mine and the San Lucas ore sourcing and trading business (“San Lucas Group”);

●	The producing Zimapan mine located in Mexico held by Compañía Minera Zilar Mendi SA de C.V (“Zilar Mendi”).

2.	BASIS OF PRESENTATION

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting” which is part of IFRS Accounting Standards (“IFRS® Accounting Standards”) as issued by the International Accounting Standards Board (“IASB”). Because these statements have been prepared in accordance with IAS 34, certain disclosures included in the annual financial statements have been condensed or omitted. These unaudited condensed consolidated interim financial statements should be read in conjunction with the audited annual consolidated financial statements for the year ended December 31, 2025.

These unaudited condensed interim consolidated financial statements were approved by the Board of Directors of the Company on August 14, 2026.

References made throughout the consolidated financial statements to “US dollar” or “USD” are to United States dollars, “C$” or “CAD” are to Canadian dollars, “MXN” are to Mexican pesos, “BOB” are to Bolivian bolivianos. All references are in thousands, unless otherwise noted.

On December 10, 2025 the Company consolidated its issued and outstanding common shares on the basis of one post-consolidated common share for every four pre-consolidated common shares. The number of issued and outstanding shares, options, warrants, DSUs, RSUs and PSUs, and any per share amounts in these financial statements have been retrospectively restated in notes 10, 13, and 23 for all periods presented unless otherwise stated.

3.	MATERIAL ACCOUNTING POLICIES

The accounting policies applied in the preparation of these unaudited condensed consolidated interim financial statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2025 and reflect all the adjustments necessary for fair presentation in accordance with IFRS for the interim periods presented.

7

SANTACRUZ SILVER MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and Six Months ended June 30, 2026 and 2025

(Unaudited)

(Expressed in thousands of US dollars, unless otherwise noted)

3.	MATERIAL ACCOUNTING POLICIES (continued)

New IFRS accounting standards and pronouncements – not yet adopted

IFRS 18: Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18: Presentation and Disclosure of Financial Statements (“IFRS 18”), which replaces IAS 1: Presentation of Financial Statements. IFRS 18 introduces a specified structure for the income statement by requiring income and expenses to be presented into the three defined categories of operating, investing and financing, and by specifying certain defined totals and subtotals. Where company-specific measures related to the income statement are provided, IFRS 18 requires companies to disclose explanations around these measures, which are referred to as management-defined performance measures. IFRS 18 also provides additional guidance on principles of aggregation and disaggregation which apply to the primary financial statements and the notes. IFRS 18 will not affect the recognition and measurement of items in the financial statements, nor will it affect which items are classified in other comprehensive income and how these items are classified. Some of the requirements in IAS 1 are moved to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors and IFRS 7 Financial Instruments: Disclosures. The IASB also made minor amendments to IAS 7 Statement of Cash Flows and IAS 33 Earnings per Share in connection with the new standard.

The standard is effective for reporting periods beginning on or after January 1, 2027, including for interim financial statements. Retrospective application is required, and early application is permitted. The Company is currently assessing the effect of this new standard to its financial statements.

New IFRS accounting standards and pronouncements –adopted

Amendments to IFRS 9: Financial Instruments and IFRS 7: Financial Instruments: Disclosures

In May 2024, the IASB issued amendments to update classification and measurement requirements in IFRS 9: Financial Instruments, and related disclosure requirements in IFRS 7: Financial Instruments: Disclosures. The IASB clarified the recognition and derecognition date of certain financial assets and liabilities, and amended the requirements related to settling financial liabilities using an electronic payment system. It also clarified how to assess the contractual cash flow characteristics of financial assets in determining whether they meet the solely payments of principal and interest criterion, including financial assets that have environmental, social and corporate governance (ESG)-linked features and other similar contingent features. The IASB added disclosure requirements for financial instruments with contingent features that do not relate directly to basic lending risks and costs and amended disclosures relating to equity instruments designated at fair value through other comprehensive income. The amendments are effective for annual periods beginning on or after January 1, 2026 with early application permitted. The Company has adopted the amendments with no material impact to the current reporting period.

The preparation of the financial statements in conformity with IFRS requires management to select accounting policies and make estimates and judgments that may have a material impact on the financial statements. Estimates are continuously evaluated and are based on management’s experience and expectations of future events that are believed to be reasonable under the circumstances. Actual outcomes may differ from these estimates. The Company’s critical accounting judgments and estimates have been consistently applied with those presented in Note 4 of the audited annual consolidated financial statements for the years ended December 31, 2025, and 2024.

4.	CASH AND CASH EQUIVALENTS

A summary of the Company’s cash and cash equivalents is as follows:

	June 30, 2026	December 31, 2025
	$	$
Cash	50,167	41,607
Cash equivalents	231	2,660
Total	50,398	44,267

8

SANTACRUZ SILVER MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and Six Months ended June 30, 2026 and 2025

(Unaudited)

(Expressed in thousands of US dollars, unless otherwise noted)

5.	TRADE AND OTHER RECEIVABLES

A summary of the Company’s trade and other receivables is as follows:

	June 30, 2026	December 31, 2025
	$	$
Trade receivables	44,440	20,371
COMIBOL contract prepayment	1,708	1,995
COMIBOL initial investment period CAPEX receivable (note 5(a))	2,173	2,540
Uncertain income tax position receivable (note 18(c))	8,014	9,356
VAT receivable	41,852	51,817
Other receivables	2,076	2,320
Balance, current portion	100,263	88,399
COMIBOL initial investment period CAPEX receivable (note 5(a))	12,611	13,653
VAT receivable	32,067	20,127
Other receivables	2,469	2,469
Balance, non-current portion	47,147	36,249
	147,410	124,648

a)	COMIBOL initial investment period CAPEX receivable

The COMIBOL initial investment period CAPEX receivable is a reimbursement of 22.5% of a pre-defined amount of capital investments made by the Company from 2012 to 2019 in the Illapa Joint Operation. The refundable amount becomes available for the Company to offset against amounts due to COMIBOL for its 55% interest in the operation over seven years from 2020 to 2026. If the joint operation does not produce sufficient positive cash flows, COMIBOL can defer payment until cash flows are positive at which point the amounts receivable can be used to reduce the amount due to COMIBOL for its 55% share of the interest in the operation. If the operation does not generate enough positive cash flows to offset amounts due, the outstanding amount receivable will be paid by COMIBOL at the end of the agreement. The classification between current and non-current has been made based upon management’s best estimate of when the receivable will be used to offset future payments to COMIBOL for its 55% interest.

The timing of the cash flows will vary depending on the operational results from the joint operation and how much is payable to COMIBOL for their 55% interest in the operation. Depending on estimates and actual results each period the asset will be revalued to reflect the timing of the expected cash flows and will be discounted using the same effective rate at acquisition resulting in recognizing a gain or loss on the re-estimation of cash flows related the CAPEX receivable.

6.	INVENTORIES

A summary of the Company’s inventories is as follows:

	June 30, 2026	December 31, 2025
	$	$
Mineralized material stockpiles	19,493	11,983
Concentrate inventory	36,445	30,172
Supplies inventory	15,938	15,362
Total	71,876	57,517

During the three and six months ended June 30, 2026, the inventory recognized as cost of sales was $54,523 and $131,886 (2025 – $42,568 and $80,446), which includes production costs directly attributable to the inventory production process.

During the three and six months ended June 30, 2026, the Company recognized through cost of sales a net realizable value write-off of inventory of $nil and $nil (2025 – $646 and $646).

9

SANTACRUZ SILVER MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and Six Months ended June 30, 2026 and 2025

(Unaudited)

(Expressed in thousands of US dollars, unless otherwise noted)

7.	MINERAL PROPERTIES, PLANT AND EQUIPMENT

A summary of the Company’s Mineral Properties, Plant and Equipment is as follows:

	Depletable mineral properties	Exploration and evaluation	Plant and equipment	Total
	$	$	$	$
Cost
Balance, December 31, 2024	115,721	12,189	115,807	243,717
Additions	9,212	-	21,407	30,619
Change in decommissioning and restoration costs (note 12)	3,006	-	-	3,006
Disposals	(3,244)	-	(3,758)	(7,002)
Adjustments	2,071	-	2,017	4,088
Balance, December 31, 2025	126,766	12,189	135,473	274,428
Additions	5,726	-	10,645	16,371
Change in decommissioning and restoration costs (note 12)	(5,909)	-	-	(5,909)
Disposals	-	-	(2,608)	(2,608)
Adjustments	2,638	-	(1,552)	1,086
Balance, June 30, 2026	129,221	12,189	141,958	283,368

Accumulated depreciation and impairment
Balance, December 31, 2024	50,013	-	48,971	98,984
Depletion, depreciation and amortization	7,199	-	14,378	21,577
Disposals	(3,245)	-	(3,446)	(6,691)
Adjustments	(513)	-	513	-
Balance, December 31, 2025	53,454	-	60,416	113,870
Depletion, depreciation and amortization	4,976	-	10,117	15,093
Disposals	-	-	(2,526)	(2,526)
Adjustments	-	-	(160)	(160)
Balance, June 30, 2026	58,430	-	67,847	126,277

Cost as at December 31, 2025	126,766	12,189	135,473	274,428
Accumulated depreciation and impairment	(53,454)	-	(60,416)	(113,870)
Carrying value - December 31, 2025	73,312	12,189	75,057	160,558

Cost as at June 30, 2026	129,221	12,189	141,958	283,368
Accumulated depreciation and impairment	(58,430)	-	(67,847)	(126,277)
Carrying value – June 30, 2026	70,791	12,189	74,111	157,091

As at June 30, 2026, the Company’s plant and equipment included right-of-use assets with a carrying amount of $38 for leased mining equipment (December 31, 2025 - $2,926). Depreciation on the right of use assets for the three and six months ended June 30, 2026 was $11 and $80 (2025 - $145 and $265, respectively).

A summary of the Company’s Goodwill and allocation to each CGU is as follows:

	June 30, 2026	December 31, 2025
	$	$
Caballo Blanco Group (Tres Amigos mine)	2,963	2,963
San Lucas Group	12,503	12,503
Goodwill	15,466	15,466

10

SANTACRUZ SILVER MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and Six Months ended June 30, 2026 and 2025

(Unaudited)

(Expressed in thousands of US dollars, unless otherwise noted)

8.	TRADE PAYABLES AND ACCRUED LIABILITIES

A summary of the Company’s trade payables and accrued liabilities is as follows:

	June 30, 2026	December 31, 2025
	$	$
Trade payables	23,801	34,541
COMIBOL contract obligations (note 8(a))	6,139	7,167
Accrued liabilities	16,279	12,861
Balance, end of period	46,219	54,569
Less: current portion	(40,080)	(47,402)
Non-current portion	6,139	7,167

a)	COMIBOL contract obligations

COMIBOL contract obligations represent the Company’s obligation to pay its portion of committed funding related to the investment of inventories and fixed assets made prior to 2013 under the previous contract of $4,016, and COMIBOL’s share of the VAT receivable of $2,123 (all of which classified as non-current).

9.	CONSIDERATION PAYABLE

On March 18, 2022, the Company acquired 100% ownership of Sinchi Wayra and Illapa (the “Acquisition”) from Glencore plc (“Glencore”) under the terms and conditions outlined in the Share Purchase Agreement (“SPA”). The SPA was amended on October 3, 2024 by entering into a definitive omnibus agreement.

The following table summarizes the consideration payable to Glencore under the omnibus agreement:

	June 30, 2026	December 31, 2025
	$	$
Contingent value rights (note 9(b))	35,066	20,243
Balance, end of period	35,066	20,243
Less: current portion	-	-
Non-current portion	35,066	20,243

a)	Base purchase price

The base purchase price was to pay up to $80,000 in cash to Glencore in eight equal annual instalments of $10,000 each (the “Base Purchase Price” or “BPP”) with the first payment being made on or before November 1, 2025. The base purchase price obligation had an option to accelerate the payment of the outstanding balance reducing it to $40,000 if exercised prior to November 1, 2025. On September 4, 2025 the Company exercised the acceleration option and fully settled the base purchase price liability for $40,000.

b)	Contingent value rights & additional payments

The Company granted a contingent value right (the “CVR”) to Glencore whereby the Company will pay Glencore a monthly payment of $1,333 (the “CVR Payment”), subject to a total cap of $77,700 (the “Valuation Cap”), in the event that in any calendar month after the date the parties enter into the Term Sheet, the average London Metal Exchange (“LME”) spot price of zinc (or the highest open hedge price if the Hedging Option (as defined below) has been exercised) in the calendar month is at least $3,850 per tonne (the “Base Price”). The CVR Payment will increase by $83 for each increase of $100 per tonne above the Base Price and up to a price of $5,049.99 per tonne.

11

SANTACRUZ SILVER MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and Six Months ended June 30, 2026 and 2025

(Unaudited)

(Expressed in thousands of US dollars, unless otherwise noted)

9.	CONSIDERATION PAYABLE (continued)

In addition to the CVR Payment, in the event the average LME spot price of zinc (or the highest open hedge price if the Hedging Option has been exercised) in a calendar month is at least $5,050 per tonne (the “Additional Payment Price”), the CVR Payment will increase by $83 for each increase of $100 per tonne above the Additional Payment Price and the Company will pay Glencore a monthly payment of $83 as a Bonus Payment that will increase by $83 for each increase of $100 per tonne above the Additional Payments Price. The Bonus Payment is not considered as part of the CVR Payment.

Upon the occurrence of the monthly average zinc LME spot price exceeding the Base Price, Glencore can require the Company to hedge a limited amount of zinc production from its Bolivian mining operations (so long as the hedging price would exceed the Base Price) subject to certain conditions (the “Hedging Option”).

The CVR and Additional Payments will be effective from the date of the omnibus agreement until the earlier of December 31, 2032 and the date the Valuation Cap is reached. The Additional Payments and the Hedging Option will terminate once the Company is no longer obligated to make CVR Payments.

The fair value at the initial recognition of the CVR was calculated using a Monte Carlo Simulation with key inputs and assumptions including the zinc spot price ($3,220 per tonne), the expected price of zinc in each year until December 31, 2032, the market risk-free rate and credit spread and the volatility and variability of historical zinc prices.

The Company performed a valuation exercise as at June 30, 2026 and determined a fair value of the CVR of $35,066 (December 31, 2025 - $20,243). The loss on change in fair value attributed to the CVR was $15,788 for the three months ended June 30, 2026 and $14,823 for the six months ended June 30, 2026 ($1,034 three months ended 2025 and $2,979 for six months ended 2025) which is recorded on the statement of comprehensive income.

The following table summarizes the details of the consideration payable to Glencore:

	BPP (a)	CVRs (b)	Total
	$	$	$
Balance, December 31, 2024	34,625	10,158	44,783
Loss on change in fair value of consideration payable	5,375	10,085	15,460
Settlement of base purchase price obligation	(40,000)	-	(40,000)
Balance, December 31, 2025	-	20,243	20,243
Less: current portion	-	-	-
Non-current portion	-	20,243	20,243

Balance, December 31, 2025	-	20,243	20,243
Gain on change in fair value of consideration payable	-	14,823	14,823
Balance, June 30, 2026	-	35,066	35,066
Less: current portion	-	-	-
Non-current portion	-	35,066	35,066

12

SANTACRUZ SILVER MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and Six Months ended June 30, 2026 and 2025

(Unaudited)

(Expressed in thousands of US dollars, unless otherwise noted)

10.	LOANS PAYABLE

A summary of the Company’s loans payable is as follows:

	Bank facilities (a)	Trafigura loan facility (b)	Other loans payable (c)	Promissory loan payable (d)	Total
	$	$	$	$	$
Balance, December 31, 2024	14,791	4,034	744	-	19,569
Proceeds advanced	44,279	-	16,993	11,684	72,956
Interest expense	1,223	336	-	569	2,128
Foreign exchange loss or gain	3,797	-	(160)	5,270	8,907
Repayment with cash	(32,595)	(1,848)	(17,131)	-	(51,574)
Balance, December 31, 2025	31,495	2,522	446	17,523	51,986
Less: Current portion	(31,495)	(1,412)	(212)	(17,523)	(50,642)
Non-current portion	-	1,110	234	-	1,344

Balance, December 31, 2025	31,495	2,522	446	17,523	51,986
Proceeds advanced	47,325	-	10	7,634	54,969
Interest expense	1,503	47	-	510	2,060
Foreign exchange gain	(4,892)	-	(75)	(2,218)	(7,185)
Repayment with cash	(37,930)	(2,569)	(87)	(16,076)	(56,662)
Balance, June 30, 2026	37,501	-	294	7,373	45,168
Less: Current portion	(37,501)	-	(94)	(7,373)	(44,968)
Non-current portion	-	-	200	-	200

a)	Bank facilities

The Company has a secured credit facility denominated in Bolivian Bolivianos with Banco BISA S.A. of BOB 55,000 ($5,635), which is comprised of 1) a revolving credit facility of BOB 48,800 ($5,000) for the financing of mining operations and working capital with a fixed interest rate of 10.00% per annum; and 2) a “loan guarantee” credit facility of BOB 6,200 ($635) for the purpose of providing collateral to the Bolivian government for VAT refunds collected prior to the completion of the audit process by the Bolivian tax authority. In Bolivia, companies have the option to receive VAT refunds in advance of the audit process being completed if a loan guarantee for the refund amount is provided. The BOB 55,000 ($5,635) total credit facility is secured by certain real estate assets in Bolivia.

The BOB 48,800 ($5,000) revolving credit facility for working capital purposes can be drawn down at BOB 3,480 ($357) increments and automatically rolls over at maturity once fully repaid. As at June 30, 2026, BOB 48,720 ($4,992) (December 31, 2025 – BOB 48,720 ($5,828)), was drawn down from this credit facility.

As at June 30, 2026, BOB 1,028 ($105) of the BOB 6,200 ($635) loan guarantee credit facility was used to provide collateral to the Bolivian government on VAT refunds received (December 31, 2025 – BOB 1,703 ($204)).

On April 24, 2025, Sociedad Minera Illapa S.A. obtained a 360-day bank loan from Banco BISA S.A. with a fixed interest rate of 6.0% per annum. The facility is secured by a standby letter of credit guarantee issued by Stifel Bank where the marketable securities are held as collateral (refer to note 20). As at June 30, 2026, the loan has been repaid in full.

On April 20, 2026, Sociedad Minera Illapa S.A. obtained a 360-day bank loan from Banco BISA S.A. with a fixed interest rate of 10.00% per annum. The facility is secured by a standby letter of credit guarantee issued by Stifel Bank where the marketable securities are held as collateral (refer to note 20). As at June 30, 2026, the loan amount outstanding was BOB 90,500 ($9,273).

13

SANTACRUZ SILVER MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and Six Months ended June 30, 2026 and 2025

(Unaudited)

(Expressed in thousands of US dollars, unless otherwise noted)

10.	LOANS PAYABLE (continued)

The Company also has an unsecured revolving credit facility for working capital requirements and a loan guarantee with Banco de Crédito de Bolivia S.A. for a total of BOB 48,020 ($4,920). The credit facility has a weighted average fixed interest rate of 10.00% per annum and the weighted average interest rate on the loan guarantee facility is 2.0%.

As at June 30, 2026, BOB 50,078 ($5,131) (December 31, 2025 - BOB 50,078 ($5,990)) was drawn down on the credit facility. The credit facility has varying maturity dates to November 2026.

On March 31, 2025, Sociedad Minera Illapa S.A. obtained 180-day bank loan outstanding for BOB 45,962 ($4,709) from Banco de Crédito de Bolivia S.A. with a fixed interest rate of 6.00% per annum. The facility is secured by a standby letter of credit guarantee issued by Stifel Bank where the company holds some of its USD cash balances from sales revenues (refer to note 20). On March 16, 2026, the loan rolled over for an additional 180 calendar days for an amount of BOB 45,962 ($4,709) with a fixed interest rate of 10.00%.

On February 14, 2026 the Company obtained an unsecured 6 month working capital term loan for BOB 17,150 ($1,757) with a fixed interest rate of 10.00% with repayment of interest and principal at the end of the term from Banco Mercantil Santa Cruz S.A.

On March 17, 2026, the Company received a working capital term loan from Banco BISA S.A. for BOB 14,000 ($1,434). The loan term is 180 calendar days and due on September 13, 2026. The loan is unsecured and has a fixed interest rate of 10.00%.

On March 31, 2026, the Company obtained an additional working capital term loan from Banco BISA S.A. for BOB 69,986 ($7,171). The loan term is 360 calendar days and due on March 26, 2027. The loan is unsecured and has a fixed interest rate of 10.00%.

b)	Trafigura loan facility

On April 23, 2021, in connection with the acquisition of Zimapan, Trafigura Mexico, S.A. de C.V. (“Trafigura”) loaned the Company $17,616 under a new loan facility (“Trafigura Loan Facility”).

The Trafigura Loan Facility is secured by a first charge over all Zimapan Mine assets and all other material rights and properties owned by Zilar Mendi.

In the third quarter of 2024, the Company entered into a new amended and restated agreement to settle the outstanding principal amount of $4,156. The amended agreement has the same annual interest rate as the original agreement (1-month SOFR + 6.5%) and is for a period of 36 months, ending on October 31, 2027. The loan is repayable in monthly installments of principal plus accrued interest for the respective period.

On January 29, 2026, the Company made an early payment to settle the remaining balance of the loan facility, fully extinguishing the liability.

14

SANTACRUZ SILVER MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and Six Months ended June 30, 2026 and 2025

(Unaudited)

(Expressed in thousands of US dollars, unless otherwise noted)

10.	LOANS PAYABLE (continued)

c)	Other loans payable

In the fourth quarter of 2022, the Company entered into contracts to sell trucks and machinery for net proceeds of $1,310. The Company subsequently leased the trucks and machinery back from the counterparty for a period of five years at a financing charge of 10.0% per annum and is required to make quarterly lease payments plus accrued interest. As the contracts provide the Company the right to repurchase the trucks and machinery at the end of the term for their residual value of 1%, the Company has an irrevocable right to repurchase the assets, and control of the assets did not transfer to the counterparty. Hence, these contracts are accounted for as financing transactions in accordance with IFRS 9 - Financial Instruments, rather than as sale and leaseback transactions under IFRS 16 - Leases. In accordance with IFRS 9, these contracts were recorded as a financial liability at amortized cost using the effective interest rate method. As at March 31, 2026, the financial liability was $294 (December 31, 2025 - $446).

During December 2025, the Company received BOB 20,000 ($2,049) from Banco BISA S.A. to cover payroll costs. The loan term is 180 calendar days and due on June 15, 2026. The loan is unsecured and has a fixed annual nominal rate of 10.00%. As of June 30, 2026, the loan has been repaid in full.

On June 29, 2026, the Company received BOB 20,000 ($2,049) from Banco BISA S.A. for working capital coverage. The loan term is 180 calendar days and due on February 2, 2027. The loan is unsecured and has a fixed annual nominal rate of 10.00%.

d)	Promissory notes

The San Lucas Promissory Notes Issuance program allows the Company to issue up to BOB 140,000 ($16,746) in the Bolivian stock market (Bolsa Boliviana de Valores).

On February 20, 2025, the Company completed its first offering of BOB 70,000 ($7,718), the notes were denominated in Bolivian Bolivianos and had a 6.50% interest rate and a maturity date of February 15, 2026. On August 8, 2025, the Company completed a second offering of BOB 70,000 ($7,718) in promissory notes under its San Lucas Promissory Notes Issuance program. The notes under the second offering have an interest rate of 7.00% and a maturity date of June 15, 2026 and are unsecured. As of June 30, 2026, the Company has repaid the two offerings settling their liability in full.

On April 8, 2026, the Company completed its third offering of BOB 70,000 ($7,718). The notes have an annual interest rate of 11.50%, mature on March 22, 2027, and are unsecured.

On August 4, 2026, the Company completed the fourth offering of BOB 70,000 ($7,718). The notes have an annual interest rate of 10.9985%, mature on July 18, 2027 and are unsecured.

In accordance with IFRS 9, these contracts were recorded as a financial liability at amortized cost using the effective interest rate method. The promissory notes require that San Lucas maintain a current ratio greater than 1.15, a debt service ratio greater than 1.5, and that the debt to equity ratio not exceed 1.85. The Company is fully compliant with all financial covenants stipulated as at June 30, 2026.

e)	Bonds

On December 30, 2024, the Financial System Supervisory Authority (ASFI) authorized the San Lucas Bonds Program. The San Lucas Bonds program allows the Company to issue up to $40,000 of unsecured bonds in the Bolivian Stock market (Bolsa Boliviana de Valores), the bonds can be denominated in USD or Bolivian Bolivianos. As at June 30, 2026, no bonds have been issued under the program.

15

SANTACRUZ SILVER MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and Six Months ended June 30, 2026 and 2025

(Unaudited)

(Expressed in thousands of US dollars, unless otherwise noted)

11.	OTHER LIABILITIES

A summary of the Company’s other liabilities is as follows:

	June 30, 2026	December 31, 2025
	$	$
Post Employment Benefits (note 11(a))	11,956	12,608
Lease liability	33	867
Other taxes payable (note 11(b))	3,609	5,106
Long-term portion of current income taxes payable	419	713
Participation payable to COMIBOL for interest in joint operation (note 11(c))	4,929	8,873
Other liabilities	2,661	1,250
Balance, end of the period	23,607	29,417
Less: current portion	(7,777)	(8,876)
Non-current portion	15,830	20,541

a)	Post-employment benefits

As at June 30, 2026, the Company recognized a provision of $2,128 ($1,933 as at December 31, 2025) for payments that must be made to employees upon termination of employment which is required by Mexican labour legislation. A provision of $9,828 ($10,675 as at December 31, 2025) has been recognized in Bolivia which entitles employees to receive a payment after five years of employment, if the employee resigns or is terminated before the 5-year period they are entitled to receive the amount accrued at the time of separation. Based on expected employee turnover, these provisions are considered non-current.

b)	Other taxes payable

Other taxes payable includes amounts payable to the Mexican and Bolivian tax authorities for miscellaneous taxes such as payroll taxes, withholding taxes, VAT payables and income taxes from prior periods which are being paid under an installment plan.

c)	Participation payable to COMIBOL for interest in joint operation

The net participation payable to COMIBOL is derived from the Illapa Joint Operation. The Company is solely responsible for 100% of certain transactions specified in the agreement and such transactions are recorded as liabilities where there is a net amount payable to COMIBOL.

16

SANTACRUZ SILVER MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and Six Months ended June 30, 2026 and 2025

(Unaudited)

(Expressed in thousands of US dollars, unless otherwise noted)

12.	DECOMMISSIONING AND RESTORATION PROVISION

The Company has an obligation to undertake decommissioning, restoration, rehabilitation and environmental work when environmental disturbance is caused by the development and ongoing production of a mining operation. Movements in decommissioning liabilities during the six months ended June 30, 2026 and 2025 are allocated as follows:

	Bolivar	Porco	Caballo Blanco Group	San Lucas Group	Zimapan	Total
	$	$	$	$	$	$
Balance, December 31, 2024	3,666	6,256	7,543	3,006	5,205	25,676
Change in estimate	813	1,113	570	399	111	3,006
Reclamation work performed	(20)	(7)	(72)	(30)	-	(129)
Accretion	250	423	698	286	490	2,147
Foreign exchange gain	443	655	2,445	1,104	669	5,316
Balance, December 31, 2025	5,152	8,440	11,184	4,765	6,475	36,016
Less: current portion	(84)	(15)	(650)	(73)	-	(822)
Non-current portion	5,068	8,425	10,534	4,692	6,475	35,194

Balance, December 31, 2025	5,152	8,440	11,184	4,765	6,475	36,016
Change in estimate (note 12(a))	(1,094)	(1,778)	(6,463)	(2,670)	(415)	(12,420)
Reclamation work performed	(2)	(1)	(23)	(23)	-	(49)
Accretion	242	395	473	200	279	1,589
Foreign exchange gain	(739)	(1,210)	(1,488)	(637)	183	(3,891)
Balance, June 30, 2026	3,559	5,846	3,683	1,635	6,522	21,245
Less: current portion	(85)	(36)	(434)	(51)	-	(606)
Non-current portion	3,474	5,810	3,249	1,584	6,522	20,639

a)	Change in estimate

In the second quarter of 2026, management updated its estimate of the future expenditures required for the restoration of its mining properties which resulted in a $12,420 decrease in the decommissioning and restoration provision. The decrease in future expenditures is primarily caused by significant changes to the Bolivian economic environment which includes the adopting of a floating exchange rate and a significant reduction in the projected inflation rate. The change in estimate reduced the carrying value of the decommissioning and restoration asset to zero and the remaining $6,505 was recorded as a reduction to Cost of Sales.

A provision for decommissioning liabilities is estimated based on current regulatory requirements and is recognized at the present value of such costs. The expected timing of cash flows in respect of the provision is based on the estimated life of the Company’s mining operations.

	Decommissioning and restoration provisions - June 30, 2026
	Bolivar	Porco	Caballo Blanco Group	San Lucas Group	Zimapan
Undiscounted uninflated estimated cash flow	$4,243	$6,924	$7,747	$3,242	$10,069
Discount rate	11.3%	11.3%	13.0%	14.7%	8.9%
Inflation rate	7.62%	7.62%	7.62%	7.62%	3.6%

	Decommissioning and restoration provisions - December 31, 2025
	Bolivar	Porco	Caballo Blanco Group	San Lucas Group	Zimapan
Undiscounted uninflated estimated cash flow	$4,248	$6,925	$7,829	$3,250	$9,791
Discount rate	10.2%	10.2%	9.9%	9.6%	8.7%
Inflation rate	20.2%	20.2%	20.2%	20.2%	3.6%

17

SANTACRUZ SILVER MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and Six Months ended June 30, 2026 and 2025

(Unaudited)

(Expressed in thousands of US dollars, unless otherwise noted)

13.	SHARE CAPITAL

a) Authorized share capital

The Company is authorized to issue an unlimited number of common shares without par value.

b) Issued – share capital

During the six months ended June 30, 2026, the Company issued 151,669 common shares from the vesting of RSUs, 125,000 common shares from the vesting of PSUs, and 751,487 common shares from the exercise of options for proceeds of $1,102. During the six months ended June 30, 2025, the Company issued 79,585 common shares from the vesting of RSUs.

c) Stock options

On November 25, 2025 at the Company’s annual general meeting, shareholders re-approved the omnibus equity incentive plan (the “Omnibus Incentive Plan”). Pursuant to the Omnibus Incentive Plan, the Company may grant options, RSUs, PSUs, and DSUs to directors, officers, employees, management company employees, and consultants of the Company and its subsidiaries. The maximum number of shares available for issuance under the Omnibus Incentive Plan is limited to 10% of the issued and outstanding common shares.

Pursuant to the Omnibus Incentive Plan, options granted have a maximum term of ten years and the vesting provisions of options granted are at the discretion of the Board of Directors. Options are non-transferrable and the exercise price of the options shall be determined by the Board of Directors at the time the options are granted but in no event shall be lower than the discounted market price permitted by the TSX-V.

The following is a summary of the Company’s stock options granted, exercised and cancelled for the six months ended June 30, 2026 and for the year ended December 31, 2025:

	Number of stock options	Weighted average exercise price
	#	C$
Balance, December 31, 2024	3,612,500	1.84
Granted	862,500	4.40
Exercised	(2,663,544)	1.94
Cancelled	(54,166)	3.54
Balance, December 31, 2025	1,757,290	2.89
Granted	45,000	17.18
Exercised	(762,501)	2.20
Balance, June 30, 2026	1,039,789	4.02

As at June 30, 2026, the Company had the following stock options outstanding:

		Options outstanding			Options exercisable
Grant Date	Date of expiry	Number of options	Weighted average exercise price	Weighted average remaining years	Number of options	Weighted average exercise price	Weighted average remaining years
			C$			C$
August 1, 2024	August 01, 2029	327,083	1.60	3.09	181,250	1.60	3.09
October 16, 2024	October 16, 2029	18,750	1.64	3.30	18,750	1.64	3.30
June 26, 2025	June 26, 2030	648,956	4.40	3.99	373,963	4.40	3.99
February 27, 2026	February 27, 2031	45,000	17.18	4.67	11,250	17.18	4.67
Balance, June 30, 2026		1,039,789	4.02	3.72	585,213	3.69	3.70

During the six months ended June 30, 2026, the Company recognized share-based compensation expense of $679 (2025 - $651) based on the fair value of the options granted in the current and prior years.

18

SANTACRUZ SILVER MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and Six Months ended June 30, 2026 and 2025

(Unaudited)

(Expressed in thousands of US dollars, unless otherwise noted)

13.	SHARE CAPITAL (continued)

The weighted average assumptions used in the Black-Scholes option pricing model were as follows:

Assumption	Based on	2026	2025
Risk-free rate (%)	Yield curves on Canadian government zero-coupon bonds with a remaining term equal to the stock options’ expected life	2.62%	2.83%
Expected life (years)	Expiry term of the options	5 years	5 years
Expected volatility (%)	Historical volatility of the Company’s share price	91.86%	89.86%
Dividend yield (%)	Annualized dividend rate as of the date of grant	Nil	nil

The weighted average closing share price on the date of the option exercises for the six months ended June 30, 2026 was $12.87 per share (year ended December 31, 2025 - C$8.58).

e) Restricted Share Units (RSU)

RSUs are non-transferrable awards for service which upon vesting and settlement entitle the recipient to receive cash or common shares of equivalent value at the discretion of the Company. The choice of settlement method is at the Company’s sole discretion and the RSUs have been accounted for assuming they will be settled through equity. Vesting conditions for RSUs are set by the Board of Directors.

The following is a summary of the Company’s RSUs for the six months ended June 30, 2026 and for the year ended December 31, 2025:

	Number of RSUs outstanding	Weighted average fair value
		C$
Balance, December 31, 2024	206,250	1.38
Granted	238,750	3.92
Vested	(148,334)	2.74
Balance, December 31, 2025	296,666	2.74
Granted	39,000	13.55
Vested	(151,669)	2.73
Balance, June 30, 2026	183,997	5.05

As at June 30, 2026, the Company had the following RSUs outstanding:

Grant Date	Vesting Date	Number of RSUs outstanding	Weighted average fair value	Weighted average years until vesting
			C$
August 1, 2024	March 31, 2027	67,083	1.38	0.75
June 26, 2025	June 26, 2027	77,914	3.92	0.99
January 05, 2026	January 05, 2027	13,000	13.55	0.52
January 05, 2026	January 05, 2028	13,000	13.55	1.52
January 05, 2026	January 05, 2029	13,000	13.55	2.52
Balance, June 30, 2026		183,997	5.05	1.01

During the six months ended June 30, 2026, the Company recognized share-based compensation expense of $291 (2025 – $292) related to RSUs.

On July 31, 2026 the Company issued 269,000 RSUs to directors, consultants, officers and employees of the Company. One-third of the RSUs vest on each anniversary of the grant date.

19

SANTACRUZ SILVER MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and Six Months ended June 30, 2026 and 2025

(Unaudited)

(Expressed in thousands of US dollars, unless otherwise noted)

13.	SHARE CAPITAL (continued)

f) Deferred Share Units (DSU)

DSUs are non-transferrable awards that become payable upon termination of service of the participant. Vesting conditions for DSUs are set by the Board of Directors. Upon settlement, DSUs entitle the recipient to receive cash or common shares of an equivalent value at the discretion of the Company. Timing of settlement after vesting occurs at the discretion of the participant and communicated to the Company by the participant in writing at least fifteen days prior to the designated day, or an earlier date as the participant and the Company pay agree. If no notice is given by the participant for a designated day, the DSUs shall be payable on the first anniversary of the date on which the participant’s termination of service, or any earlier period on which the DSUs vest, at the sole discretion of the participant.

The following is a summary of the Company’s DSUs for the six months ended June 30, 2026 and for the year ended December 31, 2025:

	Number of DSUs outstanding	Weighted average fair value
		C$
Balance, December 31, 2024 and December 31, 2025	168,750	1.38
Balance, June 30, 2026	168,750	1.38

As at June 30, 2026, the Company had the following DSUs outstanding:

Grant Date	Vesting Date	Number of DSUs outstanding	Weighted average fair value	Weighted average years until vesting
		#	C$	years
August 1, 2024	August 1, 2025	168,750	1.38	0.00
Balance, June 30, 2026		168,750	1.38	0.00

During the six months ended June 30, 2026, the Company recognized share-based compensation expense of $nil (2025 – $83) related to DSUs.

On July 31, 2026 the Company issued 60,000 DSUs to directors of the Company. One-third of the DSUs vest on each anniversary of the grant date.

20

SANTACRUZ SILVER MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and Six Months ended June 30, 2026 and 2025

(Unaudited)

(Expressed in thousands of US dollars, unless otherwise noted)

13.	SHARE CAPITAL (continued)

g) Performance Share Units (PSU)

PSUs are non-transferrable awards that will vest and become payable upon the attainment of performance criteria within a certain period, the criteria and the evaluation of performance in relation to the criteria is determined by the Board of Directors. PSUs are settled through cash or the issuance of common shares of equivalent value at the discretion of the Company. The choice of settlement method is at the Company’s sole discretion.

The following is a summary of the Company’s PSUs for the six months ended June 30, 2026 and for the year ended December 31, 2025:

	Number of PSUs outstanding	Weighted average fair value
		C$
Balance, December 31, 2024	250,000	1.38
Granted	125,000	3.92
Vested	(200,000)	1.38
Cancelled	(50,000)	1.38
Balance, December 31, 2025	125,000	3.92
Vested	(125,000)	3.92
Balance, June 30, 2026	-	-

During the six months ended June 30, 2026, the Company recognized share-based compensation expense of $178 (2025 – $482) related to PSUs.

On July 31, 2026 the Company issued 304,000 PSUs to directors, officers and employees of the Company. The PSUs vest upon attaining certain performance measures over a one-year period. The criteria and the evaluation of performance in relation to the criteria are determined by the Board of Directors.

14.	REVENUES

The Company’s sales revenue is generated from the following significant components:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
	$	$	$	$
Sales revenue from mining operations (note 14(a))	74,804	51,223	152,021	103,714
Sales revenue from ore processing (note 14(b))	38,654	22,072	88,966	39,895
	113,458	73,295	240,987	143,609

a)	Sales revenue from mining operations

Sales revenue comes from the sale of metal concentrates which primarily contain silver and zinc but also includes lead and copper. All sales revenue from mining operations is generated from concentrate sales derived from ore that was extracted from the Company’s mineral properties. To generate revenues from the Company’s mineral properties, the Company is responsible and incurs costs for the operation, acquisition, exploration and development of those properties.

b)	Sales revenue from ore processing

Sales revenue from ore processing comes from the San Lucas feed sourcing business located in Bolivia. The feed sourcing business generates revenue from the sale of metal concentrates derived from ore purchased from third-party miners. Third-party miners are paid based upon the metal content of the ore provided and the prevailing metal prices at the time of purchase. After purchasing the ore, the Company assumes full ownership of the ore and is responsible for the processing and sale of the final product which is metal concentrates. The San Lucas ore sourcing and trading business operates under a margin-based business model that maintains contribution margins by aligning ore purchase costs with its metallurgical content and optimizes mill capacity utilization.

21

SANTACRUZ SILVER MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and Six Months ended June 30, 2026 and 2025

(Unaudited)

(Expressed in thousands of US dollars, unless otherwise noted)

15.	COST OF SALES

Cost of sales excluding depletion, depreciation and amortization are costs that directly relate to production and generation of revenues at the operating segments. Significant components of cost of sales are comprised of the following:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
	$	$	$	$
Consumables and materials	3,716	2,590	7,761	4,957
Energy	1,009	566	2,063	1,282
Insurance	701	707	1,656	1,532
Mining and plant maintenance costs	24,098	19,435	47,142	38,063
Other costs	517	(148)	(422)	(406)
Production Costs	30,041	23,150	58,200	45,428
Transportation and other selling costs	4,467	3,508	8,112	7,444
Mining royalties expense(1)	2,349	1,002	5,511	2,350
Finished goods inventory changes	(2,933)	1,163	(3,223)	2,425
Change in estimate of decommissioning provisions (note 12(a))	(4,657)	-	(4,657)	-
Cost of sales – mining operations	29,267	28,823	63,943	57,647

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
	$	$	$	$
Purchased ore costs(2)	26,899	9,703	69,738	15,653
Ore processing costs	7,910	4,385	17,481	7,853
Finished goods inventory changes	(7,705)	(343)	(17,428)	(707)
Change in estimate of decommissioning provisions (note 12(a))	(1,848)	-	(1,848)	-
Cost of sales – ore processing	25,256	13,745	67,943	22,799

(1)	Mining royalty expense includes a 1% royalty on silver revenue payable to the Mexican government and mining royalties payable to the Bolivian government based upon 5% zinc and 6% silver gross sales revenue from Bolivian mining operations.

(2)	Purchased ore costs are the amounts paid to third-party miners for the purchase of ore from mineral properties not owned by the Company which is then processed and sold by the Company to generate sales revenue (refer to note 14(b)). The amount paid to third-party miners is based upon the ore’s metal content and prevailing metal prices at the time of purchase.

16.	GENERAL AND ADMINISTRATIVE EXPENSES

A summary of the Company’s general and administrative expenses is as follows:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
	$	$	$	$
Corporate administration	822	856	2,026	1,668
Professional fees	451	518	1,352	1,221
Salaries and benefits	2,483	1,749	5,709	3,509
Tax penalties and inflation charges	2,011	834	4,278	2,479
	5,767	3,957	13,365	8,877

22

SANTACRUZ SILVER MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and Six Months ended June 30, 2026 and 2025

(Unaudited)

(Expressed in thousands of US dollars, unless otherwise noted)

17.	OTHER INCOME

A summary of the Company’s other income is as follows:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
	$	$	$	$
Accretion of decommissioning provisions (note 12)	(746)	(394)	(1,589)	(775)
Accretion of receivable from COMIBOL (note 5(a))	461	(12)	977	440
Financing charge on leases	-	(162)	(28)	(296)
Interest expense, carrying and finance charges	(1,185)	(348)	(2,060)	(600)
Interest income on VAT receivable	2,487	1,326	4,958	2,387
Interest income	517	291	894	607
Other income	(234)	(752)	308	274
	1,300	(51)	3,460	2,037

18.	INCOME TAX

a)	Income tax expense

A summary of the Company’s income tax expense is as follows:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
	$	$	$	$
Current tax expense	32,266	4,692	50,133	12,734
Deferred tax (recovery)	3,801	(3,628)	2,373	8,036
Income tax expense	36,067	1,064	52,506	20,770

A summary of the Company’s reconciliation of income taxes at statutory rates for the three and six months ended June 30, 2026 and 2025, is as follows:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
	$	$	$	$
Income before income taxes	38,072	22,041	82,981	51,198
Combined federal and provincial statutory income tax rates	27%	27%	27%	27%
Income tax expense at statutory rates	10,279	5,951	22,405	13,823

Permanent differences	7,368	5,943	5,716	(6,855)
Change due to differences in tax rates	5,117	4,435	8,865	15,169
Inflation adjustment	(512)	(33)	(928)	(50)
Change due to foreign translation	10,595	(15,779)	12,493	(3,063)
Deferred tax assets not recognized	1,089	1,585	1,720	1,324
Mexico mining royalty tax	1,026	48	2,924	235
Tax effect of investment in subsidiaries	(262)	(1,509)	(517)	(236)
Impact of change in accounting estimate	807	325	(172)	325
Others	560	98	-	98
Income tax expense	36,067	1,064	52,506	20,770

23

SANTACRUZ SILVER MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and Six Months ended June 30, 2026 and 2025

(Unaudited)

(Expressed in thousands of US dollars, unless otherwise noted)

18.	INCOME TAX (continued)

b)	Deferred taxes

The significant components of the Company’s deferred tax assets are as follows:

	June 30, 2026	December 31, 2025
	$	$
Trade and other receivables	2,059	1,916
Accounts payable	987	-
Other liabilities	5,725	5,871
Mineral properties, plant and equipment	-	12
Decommissioning and restoration provision	2,510	2,671
Non-capital losses	1,595	2,706
Mining tax	2,162	616
Other	374	187
Deferred tax assets	15,412	13,979

The significant components of the Company’s deferred tax liabilities are as follows:

	June 30, 2026	December 31, 2025
	$	$
Mineral properties, plant and equipment	(23,502)	(22,570)
Investment in subsidiaries	(1,237)	(1,916)
Inventories	(5,215)	(1,444)
Trade payables and accrued liabilities	-	(22)
COMIBOL initial investment period CAPEX receivable	(3,037)	(3,565)
Mining tax	(497)	-
Other	(2,588)	(2,676)
Deferred tax liabilities	(36,076)	(32,193)

The following table reconciles the deferred tax assets and liabilities to the Consolidated Statements of Financial Position:

	June 30, 2026	December 31, 2025
	$	$
Deferred tax assets	8,387	6,798
Deferred tax liabilities	(29,051)	(25,012)
	(20,664)	(18,214)

Deferred tax assets and liabilities that are probable to be utilized are offset if they relate to the same taxable entity and same taxation authority. Future potential tax deductions that do not offset deferred tax liabilities are considered to be deferred tax assets.

As at June 30, 2026, the Company had unrecognized capital losses of approximately $51,119 (December 31, 2025 - $48,424) that arose in Canada, the capital losses can be carried forward indefinitely.

As at June 30, 2026, the Company had unrecognized inflationary adjustments on its investments in subsidiaries of $30,084 (December 31, 2025 – $21,315) that arose in Bolivia, the amount can be utilized upon sale of subsidiaries.

As at June 30, 2026, the Company has unrecognized taxable temporary differences of $85,900 (December 31, 2025 - $87,100) for taxes that would be payable on the unremitted earnings of certain subsidiaries of the Company.

24

SANTACRUZ SILVER MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and Six Months ended June 30, 2026 and 2025

(Unaudited)

(Expressed in thousands of US dollars, unless otherwise noted)

18.	INCOME TAX (continued)

c)	Bolivia uncertain income tax position relating to tax year 2017

As part of the acquisition of the Bolivian operations, the Company assumed potential pre-acquisition income tax liabilities related to Bolivia’s 2017 tax year. The potential liability is from different tax positions regarding the deductibility of decommissioning and restoration provisions, depreciation of mineral properties, plant and equipment, undeclared income, and non-deductible expenses in the determination of the Bolivian current income tax.

As the matter relates to income tax, and there was uncertainty over whether the relevant authorities will accept the current tax treatment under the Bolivian tax law, management concluded that it meets the definition of an uncertain tax treatment within the scope of IAS 12 – Income Taxes and IFRIC 23 – Uncertainty over Income Tax Treatments. In accordance with IFRIC 23, an entity shall consider whether it is probable (more likely than not) that a taxation authority will accept an uncertain tax treatment. If an entity concludes it is probable that a taxation authority will accept an uncertain tax treatment, the entity shall determine the taxable income or loss consistent with the tax treatment applied in its income tax filings.

In 2023, the Bolivian tax authorities issued the tax reassessment of 132,559 BOB ($13,568), which included tax interest and penalties. The Company and the Bolivian tax authorities agreed on a financing arrangement (“financing arrangement”) by making an initial deposit of 40,479 BOB ($4,143) (which represented 35% of the total balance) in the second quarter of 2023, and monthly instalments for the remaining balance of 75,175 BOB ($7,694) were payable over five years until June 2028.

The Company successfully challenged the Bolivian tax authorities’ decision through legal proceedings with the Supreme Court of Justice and the Constitutional Court in Bolivia. On January 7, 2025 the Supreme Court of Justice ruled in favor of the Company by issuing sentence 188/2025 which nullified the previous rulings in favor of the tax authority and requires the tax authority issue a new assessment that is legally compliant. The tax authority appealed the decision during the second quarter of 2025, but the appeal was denied in October 2025 and has no further avenues to challenge the decision. The next step is for the tax authority to issue a new assessment, this time updated for the items addressed by the court ruling management will determine whether or not to accept the new assessment or challenge it again. Management has concluded that the matter has been resolved, accordingly, the Company believes there is no current tax liability and has not recognized an expense or any liability related to this matter as at June 30, 2026.

Pursuant to the Sinchi Wayra and Illapa acquisition agreements, Glencore has agreed to indemnify the Company for up to a maximum of $25,000, in aggregate, for all claims and liabilities arising from the acquisition. Such indemnification would, subject to such cap and certain conditions, extend to income tax liabilities. In the unlikely event that the Company exhausts all avenues and receives an unfavourable ruling, the Company is indemnified by the acquisition agreements and would not be liable for any income tax liability up to $25,000.

As at June 30, 2026, the Company has remitted tax instalments totaling 78,297 BOB ($8,014) inclusive of interest and penalties to the Bolivian tax authorities based on the financing arrangement mentioned in the third paragraph above. As the Company believes the current tax owing related to this matter is $nil and the amounts paid will ultimately be refunded to the Company, the total payment made to date of $8,014 has been recognized as “trade and other receivables” (Note 5). On February 27, 2026, the Company filed a formal refund request with the tax authority requesting the refund of the amounts paid and is awaiting a formal response. Due to the current legal status of the proceedings and progress made with the tax authority to issue a refund, management expects to receive the full amount in the next year and no valuation allowance has been recognized.

25

SANTACRUZ SILVER MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and Six Months ended June 30, 2026 and 2025

(Unaudited)

(Expressed in thousands of US dollars, unless otherwise noted)

19.	CAPITAL MANAGEMENT

The Company’s objective when managing its capital is to maintain its ability to continue as a going concern while at the same time maximizing the growth of its business and providing returns to its shareholders. The Company’s capital structure consists of shareholders’ equity (comprising issued capital plus equity reserves plus retained earnings) with a shareholders’ equity of $213,088 as at June 30, 2026 (December 31, 2025 - $179,058).

The Company manages its capital structure and makes adjustments based on changes to its economic environment and the risk characteristics of the Company’s assets. The Company’s capital requirements are effectively managed based on the Company having a thorough reporting, planning and forecasting process to help identify the funds required to ensure the Company is able to meet its operating and growth objectives.

The Company is not subject to any externally imposed capital requirements with the exception of compliance with covenants for the San Lucas Promissory Notes Issuance program (note 10(d)).

20.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The carrying amounts of the Company’s financial assets and financial liabilities by category are as follows:

June 30, 2026	Amortized cost	FVTPL	FVTOCI	Total
	$	$	$	$
Financial assets
Cash and cash equivalents	50,398	-	-	50,398
Marketable securities	-	-	22,421	22,421
Trade and other receivables	21,037	44,440	-	65,477
	71,435	44,440	22,421	138,296
Financial liabilities
Trade payables and accrued liabilities	46,219	-	-	46,219
Consideration payable		35,066	-	35,066
Loans payable	45,168	-	-	45,168
Other liabilities	19,579	-	-	19,579
	110,966	35,066	-	146,032

December 31, 2025
Financial assets
Cash and cash equivalents	44,267	-	-	44,267
Marketable securities	-	-	22,462	22,462
Trade and other receivables	22,977	20,371	-	43,348
	67,244	20,371	22,462	110,077
Financial liabilities
Trade payables and accrued liabilities	54,569	-	-	54,569
Consideration payable	-	20,243	-	20,243
Loans payable	51,986	-	-	51,986
Other liabilities	23,598	-	-	23,598
	130,153	20,243	-	150,396

The categories of the fair value hierarchy that reflect the inputs to valuation techniques used to measure fair value are as follows:

Level 1: Quoted prices in active markets for identical assets or liabilities;

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and

Level 3: Inputs for the asset or liability based on unobservable market data.

The carrying values of cash and cash equivalents, other receivables, and trade payables and accrued liabilities approximate their fair values because of their short-term nature.

26

SANTACRUZ SILVER MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and Six Months ended June 30, 2026 and 2025

(Unaudited)

(Expressed in thousands of US dollars, unless otherwise noted)

20.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

Marketable securities consist of US treasury notes and US treasury bills which are held as part of the Company’s cash position and liquidity management strategy. The marketable securities are measured at fair value using level 1 inputs, the unrealized gain/loss is recorded as other comprehensive income and once the securities are sold or mature the corresponding gain/loss is recorded as other income/expense.

The securities are held with Stifel which uses a portion of the holdings as collateral for the Standby Letters of Credit that were issued to Banco BISA and Banco Credito de Bolivia (see note 10(a)). Although the securities held can be readily converted to cash, they are restricted to the extent that the amounts serve as collateral. The Standby Letter of credit issued to Banco BISA is for $10,000 and expires on April 20, 2027. The standby letter of credit issued to Banco Credito de Bolivia is for $5,800 and expires on September 14, 2026, and automatically renews every six months. Since the standby letter of credit to Banco Credito de Bolivia will renew indefinitely, the amount held as collateral has been classified as non-current.

Trade receivables are measured at fair value using Level 2 inputs. The fair value of trade receivables is measured based on inputs other than quoted prices for the underlying commodity prices (silver, lead, zinc, copper) to which the receivable relates as the trade receivables are provisionally priced at the time of sale.

The fair value of the loans payable for disclosure purposes is determined using discounted cash flows based on the expected amounts and timing of future cash flows discounted using a market rate of interest adjusted for appropriate credit risk.

Consideration payable, comprised of contingent value rights (see note 9(b)), is measured at fair value using Level 3 inputs. The fair value is calculated using a Monte Carlo Simulation with key inputs and assumptions including the zinc spot price, the expected price of zinc in each year until December 31, 2032, the market risk-free rate and credit spread and the volatility and variability of historical zinc prices.

The levels in the fair value hierarchy into which the Company’s financial assets and liabilities that are measured and recognized on the consolidated statements of financial position at fair value on a recurring basis were categorized as follows:

	June 30, 2026			December 31, 2025
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
	$	$	$	$	$	$
Assets
Marketable securities	22,421	-	-	22,462	-	-
Trade and other receivables	-	44,440	-	-	20,371	-
	22,421	44,440	-	22,462	20,371	-

Liabilities
Consideration payable	-	-	35,066	-	-	20,243
	-	-	35,066	-	-	20,243

The Company’s trade receivables arose from provisional concentrate sales and are valued using quoted market prices based on the forward London Metal Exchange for silver, zinc and lead and the London Bullion Market Association P.M. fix for silver.

The methodology and assessment of inputs for determining the fair value of financial assets and liabilities as well as the levels of hierarchy for the Company’s financial assets and liabilities measured at fair value remains unchanged from that at December 31, 2025.

The Company has exposure to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth and shareholder returns. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

27

SANTACRUZ SILVER MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and Six Months ended June 30, 2026 and 2025

(Unaudited)

(Expressed in thousands of US dollars, unless otherwise noted)

20.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s trade receivables.

The Company has concentrate contracts to sell the zinc, lead and copper concentrates produced by all of the Company’s mines. Concentrate contracts are a common business practice in the mining industry. The terms of the concentrate contracts may require the Company to deliver concentrate that has a value greater than the payment received at the time of delivery, thereby introducing the Company to credit risk of the buyers of concentrates. Should any of these counterparties not honour purchase arrangements, or should any of them become insolvent, the Company may incur losses for products already shipped and be forced to sell its concentrates on the spot market or it may not have a market for its concentrates and therefore its future operating results may be materially adversely impacted. At June 30, 2026, the Company had receivable balances associated with buyers of its concentrates of $44,439 (December 31, 2025 - $20,371). The Company’s concentrate is sold to well-known and well-established international concentrate buyers.

The following financial assets represent the maximum credit risk to the Company:

	June 30, 2026	December 31, 2025
	$	$
Cash and cash equivalents	50,398	44,267
Marketable securities	22,421	22,462
Trade and other receivables	97,544	43,348

Management constantly monitors and assesses the credit risk resulting from its concentrate sales, trading counterparties and customers. With the exception to the above, the Company believes it is not exposed to significant credit risk.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages its liquidity risk by continuously monitoring forecasted and actual cash flows. The Company has in place a rigorous planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion plans. The Company strives to maintain sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash and marketable securities, and its committed loan facilities.

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following tables summarize the remaining contractual maturities of the Company’s financial liabilities and operating and capital commitments on an undiscounted basis at June 30, 2026:

	<1 year	1 – 2 years	2 – 5 years	>5 years	Total
	$	$	$	$	$
Trade payables and accrued liabilities	40,080	6,139	-	-	46,219
Consideration payable – CVR & additional payments	7,458	11,586	18,756	6,170	43,970
Loans payable	44,968	200	-	-	45,168
Lease payments	39	35	35	-	109
	92,545	17,960	18,791	6,170	135,466

28

SANTACRUZ SILVER MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and Six Months ended June 30, 2026 and 2025

(Unaudited)

(Expressed in thousands of US dollars, unless otherwise noted)

20.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

Currency risk

The Company reports its financial statements in USD; however, the Company operates in jurisdictions that utilize other currencies. As a consequence, the financial results of the Company’s operations as reported in USD are subject to changes in the value of the USD relative to local currencies. Since the Company’s sales are denominated in USD and a portion of the Company’s operating costs and capital spending are in local currencies, the Company is negatively impacted by strengthening local currencies relative to the USD and positively impacted by the inverse.

The sensitivity of the Company’s net income to changes in the exchange rate between the US dollar and the Bolivian boliviano, the Mexican peso and the Canadian dollar, would be as follows: a 1% change in the US dollar exchange rate relative to the Bolivian boliviano would change the Company’s net income by approximately $308, a 1% change in the US dollar exchange rate relative to the Mexican peso would change the Company’s net income by approximately $223, and a 1% change in the US dollar exchange rate relative to the Canadian dollar would change the Company’s net Income by approximately ($74).

The Company’s financial assets and liabilities as at June 30, 2026 are denominated in Canadian dollars, US dollars, Bolivian bolivianos and Mexican pesos and translated to US dollars as follows:

	CAD	BOB	USD	MXN	Total
	$	$	$	$	$
Financial assets
Cash and cash equivalents	1,213	7,212	41,090	883	50,398
Marketable securities	-	-	22,421	-	22,421
Trade and other receivables	98	6,980	58,154	245	65,477
	1,311	14,192	121,665	1,128	138,296

Financial liabilities
Trade payables and accrued liabilities	456	27,093	6,410	12,260	46,219
Consideration payable	-	-	35,066	-	35,066
Loans payable	-	45,168	-	-	45,168
Other liabilities	-	9,828	7,590	2,161	19,579
	456	82,089	49,066	14,421	146,032
Net financial assets (liabilities)	855	(67,897)	72,599	(13,293)	(7,736)

Interest rate risk

Interest rate risk is the risk that the fair values and future cash flows of the Company will fluctuate because of changes in market interest rates. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk. As at June 30, 2026, the Company’s exposure to interest rate risk on interest bearing liabilities is limited to its consideration payable, debt facilities and lease liabilities. Based on the Company’s interest rate exposure at June 30, 2026, a change of 1% increase or decrease of market interest rate would impact the Company’s income or loss by approximately $452.

Price risk

Metal price risk is the risk that changes in metal prices will affect the Company’s income or the value of its related financial instruments. The Company derives its revenue from the sale of silver, zinc, lead and copper. The Company’s sales are directly dependent on metal prices that have shown significant volatility and are beyond the Company’s control. Consistent with the Company’s mission to provide equity investors with exposure to changes in precious metal prices, the Company’s current policy is to not hedge the price of precious metal.

29

SANTACRUZ SILVER MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and Six Months ended June 30, 2026 and 2025

(Unaudited)

(Expressed in thousands of US dollars, unless otherwise noted)

21.	RELATED PARTY TRANSACTIONS AND KEY MANAGEMENT COMPENSATION

The Company’s related parties include its subsidiaries, joint arrangements and key management personnel. During its normal course of operation, the Company enters into transactions with its related parties for goods and services. All related party transactions for the three and six months ended June 30, 2026 and 2025, have been disclosed in these consolidated financial statements.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the parties.

Remuneration of key management personnel

Key management includes directors of the Company, the COO, the CFO, the CEO and Executive Chairman, and other members of key management. Compensation to key management personnel was as follows:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
	$	$	$	$
Management and consulting fees	664	627	1,359	1,309
Share-based compensation	320	1,133	715	1,282
	984	1,760	2,074	2,591

Of the $664 in management and consulting fees incurred with related parties during the three and six months ended June 30, 2026, $55 and $112 (2025 - $61 and $117) was related to directors’ fees and $609 and $1,247 (2025 - $566 and $1,192) was related to management fees.

22.	SEGMENT INFORMATION

The Company has identified its operating segments based on the internal reports that are reviewed and used by the chief executive officer and the executive management team, collectively the chief operating decision maker (“CODM”), in assessing performance and in determining the allocation of resources. The Company primarily manages its business by looking at individual producing and developing resource projects as well as the aggregate of the exploration and evaluation properties and typically segregate these projects between production, development, and exploration.

Operating segments

Management has identified 5 reportable operating segments: the Bolivar mine and processing plant, the Porco mine and processing plant, the Caballo Blanco Group which includes the Tres Amigos, Colquechaquita mines and the Don Diego processing plant, the San Lucas Group which includes the Reserva mine and San Lucas feed sourcing business, Zimapan mine and processing plant, and Corporate and Other activities.

The Bolivar and Porco segment revenues, cost of sales, capital expenditures, total assets and total liabilities are presented on 100% basis even though the assets, liabilities, sales and expenses are recorded at 45% in the consolidated balance sheet and statement of comprehensive income because the Company’s interest meets the definition of a joint operation in accordance with IFRS 11 Joint Arrangements. The Illapa Joint Operations elimination column in the tables below shows the removal of COMIBOL’s 55% interest in Illapa’s operating results and assets and liabilities.

Under the Association Agreement, Illapa S.A. is the designated operator and holds exclusive, comprehensive responsibility for all technical, financial, labor, legal, and commercial aspects of the operations. The Agreement grants Illapa full control over the mining production chain, including the exclusive right to commercialize concentrates in both domestic and international markets and to manage all related commercial processes. Because the Company is responsible for overseeing all of the operations, the CODM evaluates the performance of the segment on a 100% gross basis.

30

SANTACRUZ SILVER MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and Six Months ended June 30, 2026 and 2025

(Unaudited)

(Expressed in thousands of US dollars, unless otherwise noted)

22.	SEGMENT INFORMATION (continued)

a)	Revenues, operating costs and gross profit mining operations and ore processing:

Three months ended June 30, 2026	Bolivar	Porco	Caballo Blanco Group	Zimapan	San Lucas Group	Illapa Joint Operation eliminations	Total
Country	Bolivia	Bolivia	Bolivia	Mexico	Bolivia	Bolivia
	$	$	$	$	$	$	$
Revenues from mining operations	20,082	12,200	24,303	35,973	-	(17,754)	74,804
Mine operating costs							-
Production costs	(7,919)	(6,063)	(4,942)	(18,013)	-	6,680	(30,257)
Depletion and amortization	(4,573)	(1,455)	(2,083)	(2,862)	-	3,761	(7,212)
	(12,492)	(7,518)	(7,025)	(20,875)	-	10,441	(37,469)
Gross profit - mining operations	7,590	4,682	17,278	15,098	-	(7,313)	37,335

Revenues from ore processing	-	-	-	-	38,654	-	38,654
Ore processing operating costs							-
Purchased ore & conc. costs	-	-	-	-	(19,194)	-	(19,194)
Ore processing costs	-	-	-	-	(5,072)	-	(5,072)
Depletion and amortization	-	-	-	-	(584)	-	(584)
	-	-	-	-	(24,850)	-	(24,850)
Gross profit - ore processing	-	-	-	-	13,804	-	13,804

Total revenues	20,082	12,200	24,303	35,973	38,654	(17,754)	113,458
Total cost of sales	(7,919)	(6,063)	(4,942)	(18,013)	(24,266)	6,680	(54,523)
Total depletion and amortization	(4,573)	(1,455)	(2,083)	(2,862)	(584)	3,761	(7,796)
Gross profit – total	7,590	4,682	17,278	15,098	13,804	(7,313)	51,139

Three months ended June 30, 2025	Bolivar	Porco	Caballo Blanco Group	Zimapan	San Lucas Group	Illapa Joint Operation eliminations	Total
Country	Bolivia	Bolivia	Bolivia	Mexico	Bolivia	Bolivia
	$	$	$	$	$	$	$
Revenues from mining operations	18,229	7,871	18,901	20,577	-	(14,355)	51,223
Mine operating costs
Production costs	(7,783)	(4,745)	(5,855)	(17,358)	-	6,512	(29,229)
Depletion and amortization	(3,437)	(742)	(1,908)	(1,741)	-	2,917	(4,911)
	(11,220)	(5,487)	(7,763)	(19,099)	-	9,429	(34,140)
Gross profit - mining operations	7,009	2,384	11,138	1,478	-	(4,926)	17,083

Revenues from ore processing	-	-	-	-	22,072	-	22,072
Ore processing operating costs							-
Purchased ore & conc. costs	-	-	-	-	(9,361)	-	(9,361)
Ore processing costs	-	-	-	-	(3,978)	-	(3,978)
Depletion and amortization	-	-	-	-	(528)	-	(528)
	-	-	-	-	(13,867)	-	(13,867)
Gross profit - ore processing	-	-	-	-	8,205	-	8,205

Total revenues	18,229	7,871	18,901	20,577	22,072	(14,355)	73,295
Total cost of sales	(7,783)	(4,745)	(5,855)	(17,358)	(13,339)	6,512	(42,568)
Total depletion and amortization	(3,437)	(742)	(1,908)	(1,741)	(528)	2,917	(5,439)
Gross profit - total	7,009	2,384	11,138	1,478	8,205	(4,926)	25,288

31

SANTACRUZ SILVER MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and Six Months ended June 30, 2026 and 2025

(Unaudited)

(Expressed in thousands of US dollars, unless otherwise noted)

22.	SEGMENT INFORMATION (continued)

Six months ended June 30, 2026	Bolivar	Porco	Caballo Blanco Group	Zimapan	San Lucas Group	Illapa Joint Operation eliminations	Total
Country	Bolivia	Bolivia	Bolivia	Mexico	Bolivia	Bolivia
	$	$	$	$	$	$	$
Revenues from mining operations	41,111	22,203	48,790	74,739	-	(34,822)	152,021
Mine operating costs
Production costs	(20,628)	(12,153)	(14,300)	(34,832)	-	16,284	(65,629)
Depletion and amortization	(8,982)	(2,962)	(4,118)	(5,299)	-	7,459	(13,902)
	(29,610)	(15,115)	(18,418)	(40,131)	-	23,743	(79,531)
Gross profit - mining operations	11,501	7,088	30,372	34,608	-	(11,079)	72,490

Revenues from ore processing	-	-	-	-	88,966	-	88,966
Ore processing operating costs
Purchased ore & conc. costs	-	-	-	-	(52,310)	-	(52,310)
Ore processing costs	-	-	-	-	(13,947)	-	(13,947)
Depletion and amortization	-	-	-	-	(1,191)	-	(1,191)
	-	-	-	-	(67,448)	-	(67,448)
Gross profit - ore processing	-	-	-	-	21,518	-	21,518

Total revenues	41,111	22,203	48,790	74,739	88,966	(34,822)	240,987
Total cost of sales	(20,628)	(12,153)	(14,300)	(34,832)	(66,257)	16,284	(131,886)
Total depletion and amortization	(8,982)	(2,962)	(4,118)	(5,299)	(1,191)	7,459	(15,093)
Gross profit – total	11,501	7,088	30,372	34,608	21,518	(11,079)	94,008

Six months ended June 30, 2025	Bolivar	Porco	Caballo Blanco Group	Zimapan	San Lucas Group	Illapa Joint Operation eliminations	Total
Country	Bolivia	Bolivia	Bolivia	Mexico	Bolivia	Bolivia
	$	$	$	$	$	$	$
Revenues from mining operations	39,548	18,057	34,008	43,783	-	(31,682)	103,714
Mine operating costs
Production costs	(16,030)	(10,146)	(11,515)	(34,165)	-	13,407	(58,449)
Depletion and amortization	(5,760)	(2,083)	(3,865)	(2,858)	-	5,550	(9,016)
	(21,790)	(12,229)	(15,380)	(37,023)	-	18,957	(67,465)
Gross profit - mining operations	17,758	5,828	18,628	6,760	-	(12,725)	36,249

Revenues from ore processing	-	-	-	-	39,895	-	39,895
Ore processing operating costs
Purchased ore & conc. costs	-	-	-	-	(14,947)	-	(14,947)
Ore processing costs	-	-	-	-	(7,050)	-	(7,050)
Depletion and amortization	-	-	-	-	(1,000)	-	(1,000)
	-	-	-	-	(22,997)	-	(22,997)
Gross profit - ore processing	-	-	-	-	16,898	-	16,898

Total revenues	39,548	18,057	34,008	43,783	39,895	(31,682)	143,609
Total cost of sales	(16,030)	(10,146)	(11,515)	(34,165)	(21,997)	13,407	(80,446)
Total depletion and amortization	(5,760)	(2,083)	(3,865)	(2,858)	(1,000)	5,550	(10,016)
Gross profit - total	17,758	5,828	18,628	6,760	16,898	(12,725)	53,147

32

SANTACRUZ SILVER MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and Six Months ended June 30, 2026 and 2025

(Unaudited)

(Expressed in thousands of US dollars, unless otherwise noted)

22.	SEGMENT INFORMATION (continued)

b)	Capital expenditures, total assets and total liabilities by operating segment

As at June 30, 2026	Bolivar	Porco	Caballo Blanco Group	Zimapan	San Lucas Group	Corporate and other	Illapa Joint Operation eliminations	Total
Country	Bolivia	Bolivia	Bolivia	Mexico	Bolivia		Bolivia
	$	$	$	$	$	$	$	$
Capital expenditures	7,133	969	4,209	6,638	1,879	-	(4,457)	16,371
Total assets	144,475	87,786	124,262	95,076	100,476	24,329	(86,223)	490,181
Total liabilities	(56,485)	(37,288)	(104,460)	(47,218)	(27,615)	(35,118)	31,091	(277,093)

As at December 31, 2025	Bolivar	Porco	Caballo Blanco Group	Zimapan	San Lucas Group	Corporate and other	Illapa Joint Operation eliminations	Total
Country	Bolivia	Bolivia	Bolivia	Mexico	Bolivia		Bolivia
	$	$	$	$	$	$	$	$
Capital expenditures	11,184	1,887	5,097	15,602	3,895	-	(7,046)	30,619
Total assets	138,287	88,393	136,936	66,534	74,026	26,687	(85,092)	445,771
Total liabilities	(56,573)	(39,876)	(133,428)	(42,714)	(4,405)	(20,502)	30,785	(266,713)

c)	Revenues by operating segment, product and major customers

Three months ended June 30, 2026	Bolivar	Porco	Caballo Blanco Group	San Lucas Group	Zimapan	Total
Country	Bolivia	Bolivia	Bolivia	Bolivia	Mexico
	$	$	$	$	$	$
Silver	12,680	4,116	11,494	17,018	24,144	69,452
Zinc	6,872	8,153	11,660	22,394	12,755	61,834
Lead	346	266	829	826	2,053	4,320
Copper	-	-	-	-	4,538	4,538
Illapa joint operation 55% interest	(11,045)	(6,709)	-	-	-	(17,754)
Provisional pricing adjustments	903	401	1,249	485	(2,438)	600
Smelting and refining costs	(719)	(736)	(929)	(2,069)	(5,079)	(9,532)
Sales to external customers	9,037	5,491	24,303	38,654	35,973	113,458

Three months ended June 30, 2025	Bolivar	Porco	Caballo Blanco Group	San Lucas Group	Zimapan	Total
Country	Bolivia	Bolivia	Bolivia	Bolivia	Mexico
	$	$	$	$	$	$
Silver	11,530	2,724	10,816	8,277	10,196	43,543
Zinc	7,435	5,609	7,703	15,778	8,404	44,929
Lead	369	302	1,130	956	2,146	4,903
Copper	-	-	-	-	1,868	1,868
Illapa joint operation 55% interest	(10,026)	(4,329)	-	-	-	(14,355)
Provisional pricing adjustments	76	18	373	(977)	1,649	1,139
Smelting and refining costs	(1,181)	(782)	(1,121)	(1,962)	(3,686)	(8,732)
Sales to external customers	8,203	3,542	18,901	22,072	20,577	73,295

33

SANTACRUZ SILVER MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and Six Months ended June 30, 2026 and 2025

(Unaudited)

(Expressed in thousands of US dollars, unless otherwise noted)

22.	SEGMENT INFORMATION (continued)

Six months ended June 30, 2026	Bolivar	Porco	Caballo Blanco Group	San Lucas Group	Zimapan	Total
Country	Bolivia	Bolivia	Bolivia	Bolivia	Mexico
	$	$	$	$	$	$
Silver	23,918	7,463	26,447	49,590	50,271	157,689
Zinc	16,818	15,431	21,471	41,786	23,790	119,296
Lead	571	359	1,959	3,381	4,261	10,531
Copper	-	-	-	-	8,706	8,706
Illapa joint operation 55% interest	(22,611)	(12,211)	-	-	-	(34,822)
Provisional pricing adjustments	1,532	390	869	(865)	(1,885)	41
Smelting and refining costs	(1,728)	(1,440)	(1,956)	(4,926)	(10,404)	(20,454)
Sales to external customers	18,500	9,992	48,790	88,966	74,739	240,987

Six months ended June 30, 2025	Bolivar	Porco	Caballo Blanco Group	San Lucas Group	Zimapan	Total
Country	Bolivia	Bolivia	Bolivia	Bolivia	Mexico
	$	$	$	$	$	$
Silver	23,606	7,420	17,401	14,889	21,729	85,045
Zinc	17,951	11,500	17,016	26,793	18,696	91,956
Lead	859	820	1,823	1,821	4,503	9,826
Copper	-	-	-	-	4,099	4,099
Illapa joint operation 55% interest	(21,751)	(9,931)	-	-	-	(31,682)
Provisional pricing adjustments	245	105	383	(1,077)	3,240	2,896
Smelting and refining costs	(3,113)	(1,788)	(2,615)	(2,531)	(8,484)	(18,531)
Sales to external customers	17,797	8,126	34,008	39,895	43,783	143,609

During the three and six months ended June 30, 2026 and 2025, the Company had two customers. One customer in Bolivia accounted for 68% and 69% of the total sales revenue for the three and six months ended June 30, 2026 (2025 – 72% and 70%, respectively). The other customer in Mexico accounted for 32% and 31% of the total sales revenue for the three and six months ended June 30, 2026 (2025 – 28% and 30%, respectively).

34

SANTACRUZ SILVER MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and Six Months ended June 30, 2026 and 2025

(Unaudited)

(Expressed in thousands of US dollars, unless otherwise noted)

23. EARNINGS PER SHARE

Earnings per share for the Company was calculated based on the following:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
	$	$	$	$
Net income for the period	2,005	20,977	30,475	30,428
Weighted average number of shares outstanding	92,666,724	88,967,382	92,423,038	88,965,643
Earnings per share – basic	0.02	0.24	0.33	0.34

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
	$	$	$	$
Net income for the period	2,005	20,977	30,475	30,428
Weighted average number of shares outstanding	92,666,724	88,967,382	92,423,038	88,965,643
Incremental shares from options, RSUs, DSUs and PSUs	1,386,536	4,484,166	1,386,536	4,484,166
Earnings per share – diluted	0.02	0.22	0.32	0.33

Earnings per share is based on the weighted average number of common shares of the Company outstanding during the period. The diluted earnings per share reflects the potential dilution of common share equivalents, such as outstanding share options, RSUs, DSUs and PSUs in the weighted average number of common shares outstanding during the period, if dilutive.

The following securities could potentially dilute basic earnings per share in the future, but were not included in the computation of diluted earnings per share because they were anti-dilutive:

	2026	2025

Stock options	45,000	-
	45,000	-

24.	SUPPLEMENTAL CASH FLOW INFORMATION

A summary of the Company’s non-cash other income is as follows:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
	$	$	$	$
Accretion of decommissioning provision (note 12)	746	394	1,589	775
Accretion of COMIBOL initial investment CAPEX receivable (note 5(a))	(461)	12	(977)	(440)
Finance charges on leases	-	162	28	296
Interest expense, carrying and finance charges (note 10)	1,185	348	2,060	600
	1,470	916	2,700	1,231

Other non-cash transactions not included in the table above are disclosed elsewhere in the notes to the consolidated financial statements.

35